EXHIBIT 12

SEARS DC CORP.

Calculation of Ratio of Earnings to Fixed Charges

thousands	2001	2000	1999

Income before income taxes	$82	$95	$109
Fixed Charges	16,316	19,122	21,916

(i) Earnings available for Fixed Charges	16,398	19,217	22,025

(ii) Fixed Charges	16,316	19,122	21,916

Ratio of Earnings to Fixed Charges (i/ii)	1.005	1.005	1.005